SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated May 13, 2010.

Document 1

For Immediate Release	May 13, 2010

CANADIAN SUPERIOR ENERGY ANNOUNCES FIRST QUARTER 2010
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA--(Marketwire – May 13, 2010) - Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Alternext US:SNG) announced today the release of its financial and operating results for the three months ended March 31, 2010. The "Management's Discussion and Analysis" and financial statements for the first quarter ended March 30, 2010, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Financial and Operating Highlights

•	In January 2010, the Company completed a private placement for gross proceeds of approximately $59.5 million and named James H.T. Riddell to the board of directors.

•
On February 3, 2010, converted all the issued and outstanding Series A Preferred Shares for an equal number of Series B Preferred Shares and extended the redemption date from December 31, 2010 to December 31, 2011.

•
Western Canada average daily production for the first quarter averaged 2,779 boe/d compared to 3,367 boe/d for the comparable quarter in 2009. The decrease in volumes is primarily due to natural declines combined with minimal capital expenditures in 2009.

•
Petroleum and natural gas sales increased from $9.8 million in 2009 to $10.1 million in 2010. The increase is mainly due to increases in commodity prices offset by natural declines in production volumes from 2009 to 2010.

•
Beginning in Q4 2009 the Company added new wells currently producing approximately 800 BOE / d, including a significant discovery at Eaglesham currently making 2.4 MMcf / d and 100 BO / d.  Particularly encouraging from the winter program is a nearly 25% increase to the Company’s daily liquids production, highlighting the potential we believe exists for significant near-term growth in Company-wide oil and condensate production.

•
Cash Flow from operations was $2.9 million in 2010 compared to cash flow used from operations of $(1.4) million for the same period in 2009. In 2010, the Company realized a higher operating net back from increased commodity prices and lower operating costs.

•	The net loss in 2010 of $(2.2) million compared to the net loss of $(9.0) million decreased primarily due to higher commodity prices, and lower operating and general administration costs.

•
The Company signed a rig commitment agreement to take operational possession of the rig sometime in the fourth quarter of 2010 for drilling the Zarat North appraisal well on the 7th of November Block, offshore Tunisia/Libya.

•
The Liberty LNG regassification project is on budget and moving forward with submission of a construction permit planned for July of this year. The Company continues to review joint venture opportunities related to this project.

Business Overview and Future Strategy

The Company is focused on the maximization of long-term sustainable value to the shareholders by:

•	Hiring a Chief Executive Officer with the skills and strategic vision to extract value from the Company’s assets while pursuing new areas of growth.

•
The Company is finalizing a 2010 drilling and re-completions program and intends to spend a minimum of $25 million in Alberta, making a strong re-commitment to growth in Western Canada and signifying a belief that our Canadian holdings contain significant un-tapped value for shareholders.  The program is highlighted by a series of high-quality infill and step-out targets in our core Drumheller and Kaybob areas, where the Company holds mineral rights on over 180,000 gross acres of proven and prospective land.

•	Evaluating synergistic growth opportunities in North America focusing on both conventional and unconventional oil projects.

•	Re-imaging the Company and continue to building an ethical and transparent business culture.

Financial and Operational Review

March 31		Three Months
	2010	2009	% Change
Financial
($000’s except per share amounts)
Petroleum and Natural Gas Sales, net of transportation	10,107	9,792	3
Cash Flow from (used for) Operations	2,896	(1,411)	305
Per Share	0.01	(0.01)	200
Net Income (Loss)	(2,164)	(8,986)	(76)
Basic & Fully Diluted Earnings Per Share	(0.01)	(0.05)	80
Capital Expenditures	8,730	21,924	(60)
Nova Scotia Offshore Deposits	-	15,167	(100)
Net Surplus (Debt)	45,766	(55,338)	183

Shares Outstanding at Period End	311,481,738	168,644,716	85

Operating
Average Production
Natural Gas (mcf/d)	13,104	17,016	(23)
Oil and NGL’s (bbls/d)	595	531	12
Boe/d	2,779	3,367	(17)
Average Selling Price
Natural Gas ($/mcf)	5.41	4.94	10
Oil and NGL’s ($/bbl)	69.64	46.44	50
Total ($/boe)	40.41	32.32	25
Gross Undeveloped Land (Acres)
Western Canada	226,119	241,749	(7)
Offshore Trinidad and Tobago	80,890	135,060	(40)
Offshore Nova Scotia	27,790	1,234,546	(98)
Offshore Tunisia/Libya	768,000	768,000	-

Wells Drilled Western Canada
Gross	-	-	-
Net	-	-	-

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

Non-GAAP Measures – This document contains terms such as cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the

Company's performance.  These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning our anticipated strategic and operational plans including the development and drilling program in Trinidad, future construction plans at the Liberty LNG regassification project, the proposed development, production, refining and further exploration in Tunisia and Libya, our development program in Western Canada and potential growth opportunities and strategy of the Company, the hiring of a Chief Executive Officer, future capital expenditures, our expected financial performance, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions, the ability to attract key personnel, including the hiring of a Chief Executive Officer, and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	May 13, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer